================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 --------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)



                              CANCERVAX CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)



                   Common Stock, $0.00004 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    13738Y107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


           Maria Walker                                    Copy To:
       c/o Forward Ventures                           Rufus C. King, Esq.
9393 Towne Centre Drive, Suite 200              Testa, Hurwitz & Thibeault, LLP
        San Diego, CA 92121                             125 High Street
          (858) 677-6077                          Boston, Massachusetts 02110
                                                        (617) 248-7000



--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

                         (Continued on following pages)

                              (Page 1 of 11 Pages)



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).
================================================================================

===================                                                =============
CUSIP No. 13738Y107                    13D                         Page 2 of 11
===================                                                =============

================================================================================
  1      NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Forward Ventures IV, L.P.
         I.R.S. Identification No. 33-0910769
------   -----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [_]
                                                               (b) [_]
------   -----------------------------------------------------------------------
  3      SEC USE ONLY


------   -----------------------------------------------------------------------
  4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
------   -----------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                     [_]

------   -----------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares
  NUMBER OF     ------   -------------------------------------------------------
   SHARES         8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               1,486,538 shares
    EACH        ------   -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                 0 shares
                ------   -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         1,486,538 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,486,538 shares
------   -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                            [_]

------   -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%
------   -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
================================================================================

===================                                                =============
CUSIP No. 13738Y107                    13D                         Page 3 of 11
===================                                                =============

================================================================================
  1      NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Forward Ventures IV B, L.P.
         I.R.S. Identification No. 33-0913162
------   -----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [_]
                                                               (b) [_]
------   -----------------------------------------------------------------------
  3      SEC USE ONLY


------   -----------------------------------------------------------------------
  4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
------   -----------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                     [_]

------   -----------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares
  NUMBER OF     ------   -------------------------------------------------------
   SHARES         8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               1,486,538 shares
    EACH        ------   -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                 0 shares
                ------   -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         1,486,538 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,486,538 shares
------   -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                            [_]

------   -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%
------   -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
================================================================================

===================                                                =============
CUSIP No. 13738Y107                    13D                         Page 4 of 11
===================                                                =============

================================================================================
  1      NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Forward IV Associates, LLC
         I.R.S. Identification No. 33-0908667
------   -----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [_]
                                                               (b) [_]
------   -----------------------------------------------------------------------
  3      SEC USE ONLY


------   -----------------------------------------------------------------------
  4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
------   -----------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                     [_]

------   -----------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares
  NUMBER OF     ------   -------------------------------------------------------
   SHARES         8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               1,486,538 shares
    EACH        ------   -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                 0 shares
                ------   -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         1,486,538 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,486,538 shares
------   -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                            [_]

------   -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%
------   -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
================================================================================

===================                                                =============
CUSIP No. 13738Y107                    13D                         Page 5 of 11
===================                                                =============

================================================================================
  1      NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Standish M. Fleming
------   -----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [_]
                                                               (b) [_]
------   -----------------------------------------------------------------------
  3      SEC USE ONLY


------   -----------------------------------------------------------------------
  4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
------   -----------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                     [_]

------   -----------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares
  NUMBER OF     ------   -------------------------------------------------------
   SHARES         8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               1,486,538 shares
    EACH        ------   -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                 0 shares
                ------   -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         1,486,538 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,486,538 shares
------   -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                            [_]

------   -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%
------   -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
================================================================================

===================                                                =============
CUSIP No. 13738Y107                    13D                         Page 6 of 11
===================                                                =============

================================================================================
  1      NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Ivor Royston, M.D.
------   -----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [_]
                                                               (b) [_]
------   -----------------------------------------------------------------------
  3      SEC USE ONLY


------   -----------------------------------------------------------------------
  4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
------   -----------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                     [_]

------   -----------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares
  NUMBER OF     ------   -------------------------------------------------------
   SHARES         8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               1,498,668 shares
    EACH        ------   -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                 0 shares
                ------   -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         1,498,668 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,498,668 shares
------   -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                            [_]

------   -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%
------   -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
================================================================================

===================                                                =============
CUSIP No. 13738Y107                    13D                         Page 7 of 11
===================                                                =============


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.00004 per share (the "Common Stock") of CancerVax Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2110 Rutherford Road, Carlsbad, CA 92008.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Names of Persons Filing: (1) Forward Ventures IV, L.P.; (2) Forward Ventures IV B, L.P.; (3) Forward IV Associates, LLC, the sole general partner of both Forward Ventures IV, L.P. and Forward Ventures IV B, L.P.; and (4) each of Standish M. Fleming and Ivor Royston, M.D., the managing members of Forward IV Associates, LLC. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

         (b) Address of Principal Business and Principal Office: The address of the principal business and the principal office of each of the Reporting Persons is 9393 Towne Centre Drive, Suite 200, San Diego, CA 92121.

         (c) Principal Business/Occupation: The principal business of both Forward Ventures IV, L.P. and Forward Ventures IV B, L.P. is to make equity investments in life sciences and healthcare companies. The principal business of Forward IV Associates, LLC is to act as the sole general partner of both Forward Ventures IV, L.P. and Forward Ventures IV B, L.P. The principal occupation of each of Standish M. Fleming and Ivor Royston, M.D. is to act as managing members of Forward IV Associates, LLC.

         (d) Criminal Proceedings: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in, or a party to, a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Civil Proceedings: During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: Forward Ventures IV, L.P. is a limited partnership organized under the laws of the State of Delaware. Forward Ventures IV B, L.P. is a limited partnership organized under the laws of the State of Delaware. Forward IV Associates, LLC is a limited liability company organized under the laws of the State of Delaware. Each of Standish M. Fleming and Ivor Royston, M.D. is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Forward Ventures IV, L.P. and Forward Ventures IV B, L.P. held shares of the Issuer's Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (collectively, the "Preferred Stock") prior to the Issuer's initial public offering on October 29, 2003 (the "IPO"). Prior to the IPO, the Preferred Stock was converted into a total of 1,478,038 shares of Common Stock, 1,362,530 shares of which are owned by Forward Ventures IV, L.P. and 115,508 shares of which are owned by Forward Ventures IV B, L.P. On October 30, 2003, Forward Ventures IV, L.P. purchased an additional 7,700 shares of Common Stock and Forward Ventures IV B, L.P. purchased an additional 800 shares of Common Stock. The source of the funds for the original purchases of the Preferred Stock and for the purchase of Common Stock subsequent to the IPO was the working capital of Forward Ventures IV, L.P. and Forward Ventures IV B, L.P. No part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Preferred Stock or the Common Stock.

===================                                                =============
CUSIP No. 13738Y107                    13D                         Page 8 of 11
===================                                                =============


No additional consideration was paid by Forward Ventures IV, L.P. and Forward Ventures IV B, L.P. in connection with the conversion of the Preferred Stock into Common Stock prior to the IPO.

         Colette Royston, the wife of Ivor Royston, M.D., held shares of the Issuer's Series A Preferred Stock and Series C Preferred Stock (collectively, the "Royston Preferred Stock") prior to the IPO. Prior to the IPO, the Royston Preferred Stock was converted into a total of 12,130 shares of Common Stock. The source of the funds for the original purchases of the Royston Preferred Stock was Mrs. Royston's personal funds. No part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Royston Preferred Stock. No additional consideration was paid by Mrs. Royston in connection with the conversion of the Preferred Stock into Common Stock prior to the IPO.

ITEM 4.  PURPOSE OF TRANSACTION.

         Forward Ventures IV, L.P. and Forward Ventures IV B, L.P. hold the Common Stock as described in Item 5 of this Schedule 13D for investment purposes only. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Forward Ventures IV, L.P. and Forward Ventures IV B, L.P. may dispose of or acquire additional shares of capital stock of the Issuer.

         Except as set forth in the preceding sentence, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities or the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of February 4, 2004, Forward Ventures IV, L.P. is the beneficial and record owner of 1,370,230 shares of Common Stock of the Issuer and Forward Ventures IV B, L.P. is the beneficial and record owner of 116,308 shares of

===================                                                =============
CUSIP No. 13738Y107                    13D                         Page 9 of 11
===================                                                =============


Common Stock of the Issuer (such 1,486,538 shares of Common Stock to be referred to collectively as the "Record Shares"). By virtue of the affiliate relationship between Forward Ventures IV, L.P. and Forward Ventures IV B, L.P., each entity may be deemed to beneficially own all of the Record Shares. As the sole general partner of both Forward Ventures IV, L.P. and Forward Ventures IV B, L.P., Forward IV Associates, LLC may be deemed to beneficially own the Record Shares. As the managing members of Forward IV Associates, LLC, each of Standish M. Fleming and Ivor Royston, M.D. may be deemed to beneficially own the Record Shares. Colette Royston, the wife of Ivor Royston M.D., is the beneficial and record owner of 12,130 shares of Common Stock of the Issuer. Ivor Royston, M.D. shares with his wife the power to vote or to direct the vote and the power to dispose or to direct the disposition of these shares, and may be deemed to own beneficially the shares of Common Stock of the Issuer owned beneficially by Colette Royston.

         Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except in the case of Forward Ventures IV, L.P. for the 1,370,230 shares of Common Stock it holds of record and in the case of Forward Ventures IV B, L.P. for the 116,308 shares of Common Stock it holds of record.

         (a) Percent of Class: Each Reporting Person 5.6%. The foregoing percentage is calculated based on the 26,736,171 shares of Common Stock outstanding as of December 31, 2003, based on information provided by the Issuer as adjusted pursuant to Rule 13d-3(d)(1).

         (b)  Number of shares as to which such person has:

              (i) Sole power to vote or to direct the vote: 0 shares for each Reporting Person.
              (ii) Shared power to vote or to direct the vote: 1,486,538 shares for Forward Ventures IV, L.P., Forward Ventures IV B, L.P., Forward IV Associates, LLC and Standish M. Fleming. 1,498,668 for Ivor Royston, M.D.
              (iii) Sole power to dispose or to direct the disposition: 0 shares for each Reporting Person.
              (iv)  Shared power to dispose or to direct the disposition:
                    1,486,538 shares for Forward Ventures IV, L.P., Forward Ventures IV B, L.P., Forward IV Associates, LLC and Standish
                    M. Fleming. 1,498,668 for Ivor Royston, M.D.

         (c) None of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons, other than Colette Royston who has the right to receive and the power to direct the receipt of dividends from, or any proceeds from the sale of the 12,130 shares of Common Stock she owns.

         (e)  Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement regarding filing of joint Schedule 13D.

===================                                                =============
CUSIP No. 13738Y107                    13D                         Page 10 of 11
===================                                                =============



                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2004




FORWARD VENTURES IV, L.P.

By:  FORWARD IV ASSOCIATES, LLC

     By: /s/ Standish M. Fleming
         ------------------------------
         Standish M. Fleming
         Managing Member




FORWARD VENTURES IV B, L.P.

By:  FORWARD IV ASSOCIATES, LLC

     By: /s/ Standish M. Fleming
         ------------------------------
         Standish M. Fleming
         Managing Member




FORWARD IV ASSOCIATES, LLC

By:  /s/ Standish M. Fleming
     ----------------------------------
     Standish M. Fleming
     Managing Member



/s/  Standish M. Fleming
---------------------------------------
Standish M. Fleming



/s/  Ivor Royston, M.D.
---------------------------------------
Ivor Royston, M.D.

===================                                                =============
CUSIP No. 13738Y107                    13D                         Page 11 of 11
===================                                                =============


                                                                       EXHIBIT 1
                                                                       ---------

                            JOINT REPORTING AGREEMENT
                            -------------------------

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of CancerVax Corporation.

EXECUTED this 10th day of February, 2004.




FORWARD VENTURES IV, L.P.

By:  FORWARD IV ASSOCIATES, LLC

     By: /s/ Standish M. Fleming
         ------------------------------
         Standish M. Fleming
         Managing Member




FORWARD VENTURES IV B, L.P.

By:  FORWARD IV ASSOCIATES, LLC

     By: /s/ Standish M. Fleming
         ------------------------------
         Standish M. Fleming
         Managing Member




FORWARD IV ASSOCIATES, LLC

By:  /s/ Standish M. Fleming
     ----------------------------------
     Standish M. Fleming
     Managing Member



/s/  Standish M. Fleming
---------------------------------------
Standish M. Fleming



/s/ Ivor Royston, M.D.
---------------------------------------
Ivor Royston, M.D.